Mail Stop 6010
Via Facsimile and U.S. Mail

May 31, 2006

Mr. Peter C. Mann
Chairman and Chief Executive Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

Re: **Prestige Brands Holdings, Inc.**
          Form 10-K/A for Fiscal Year Ended March 31, 2005
          Filed on January 12, 2006
          File No. 001-32433
          Prestige Brands International LLC
          Form 10-K/A for Fiscal Year Ended March 31, 2005
          Filed on January 12, 2006
          File No. 333-117152-18

Dear Mr. Mann:

        We have reviewed your April 21, 2006 response to our March 21, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 22

1.   Please refer to your response to prior comment two. Based on your disclosure in
        Note 9, the net carrying amount of other intangible assets totaled $608.6 million
        at December 31, 2005, and indefinite lived trademarks increased almost threefold

during the year. Also, it appears that you perform your impairment analysis at the specific brand level. Given the significance of these assets, please provide the following information in disclosure-type format.

- Quantify the carrying value of trademarks by segment and primary brand consistent with your MD&A discussion of net sales.
- Explain the facts and circumstances that you considered in determining which trademarks have an indefinite useful life and the trademarks that have a finite life.

2.   Your response to prior comment three does not appear to have provided the information requested in items "c" and "f". Please provide this information in disclosure-type format. Discuss the nature and quantify the amount of all significant dilutions from revenue (e.g. product returns) for each period presented. In particular, provide an analysis of the factors underlying changes in gross sales, such as the impact of coupons, customer incentives and cooperative advertising on prices and volume, consistent with Item 303 (a)(3) (iii) of Regulation S-K. Also, consider our Interpretative MD&A Guidance, Financial Reporting Release No. 72 dated December 29, 2003.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant